UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Apyx Medical Corporation
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

03837C106
(CUSIP Number)

Stavros G. Vizirgianakis
c/o Amy E. Culbert, Esq.
Fox Rothschild LLP
City Center
33 South Sixth Street, Suite 3600
Minneapolis, MN 55402
(612) 607-7287
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 03837C106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Stavros G. Vizirgianakis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece and South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,746,191

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,746,191

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,746,191

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.04%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2024 (the “Original Schedule 13D”), on behalf of Stavros Vizirgianakis with respect to shares of common stock, par value $0.001 per share (the “Common Stock”) of Apyx Medical Corporation, a Delaware corporation (“APYX”), whose principal executive offices are located at 5115 Ulmerton Road, Clearwater, Florida 33760. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Original Schedule 13D. From and after the date hereof, all references in the Original Schedule 13D to the Original Schedule 13D or terms of similar import shall be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment No. 1.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 7, 2024, Stavros Vizirgianakis entered into a letter agreement with APYX (the “Letter Agreement”). Pursuant to and immediately upon execution of the Letter Agreement, APYX agreed to appoint Mr. Vizirgianakis to its Board of Directors (the “Board”) filling a vacancy created by the resignation and retirement of Andrew Makrides and agreed to appoint Mr. Vizirgianakis as Chair of the Board. APYX further agreed to cause the slate of director nominees standing for election and recommended by or on behalf of the Board to include Mr. Vizirgianakis for election at the 2024 Annual Meeting of Stockholders of APYX.

Mr. Vizirgianakis and APYX also agreed to cooperate to identify and add an additional new director to the Board after six months from the date of the Letter Agreement, subject to certain terms and conditions.

The terms of the Letter Agreement also provide that Mr. Vizirgianakis is subject to customary standstill obligations and mutual non-disparagement provisions with APYX until the close of the 2025 Annual Meeting of Stockholders of APYX and so long as Mr. Vizirgianakis remains a director of APYX. During the duration of the Letter Agreement, Mr. Vizirgianakis has agreed to vote in favor of the election of all the director nominees recommended for election by the Board and otherwise in accordance with the Board’s recommendation on all other proposals, subject to certain limited exceptions.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As described in Item 4 of this Amendment No. 1 and incorporated herein by reference, on May 7, 2024, Mr. Vizirgianakis entered into the Letter Agreement with APYX.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit No.	Description
99.1
Letter Agreement, dated May 7, 2024 (incorporated by reference to Exhibit 10.1 to APYX’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 9, 2024 (File No. 001-31885).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 9, 2024
/s/Stavros G. Vizirgianakis
Stavros G. Vizirgianakis